Exhibit 99.1

Major Operating Data of the 2022 First Quarter

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Self-regulatory Guidelines for Listed Companies No.3 - Industry Information Disclosure No.13—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the major operating data for the three months ended 31 March 2022 as follows:

I.	Major operating data of the 2022 first quarter

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	90.66	88.64	6,057,247
Gasoline	90.09	89.70	7,627,943
Jet Fuel note 1	25.56	17.79	904,358
Intermediate petrochemicals
PX note 2	17.33	17.22	1,202,247
Benzene note 1	9.43	8.56	579,950
Ethylene Glycol note 2	2.92	1.58	73,354
Ethylene Oxide	10.56	10.40	682,919
Ethylene note 2	20.00	—	—
Resins and plastics
PE	12.63	11.35	1,051,318
PP	11.78	10.72	886,202
Polyester chips note 1 note 2	3.77	3.79	244,326
Synthetic fibres
Acrylics	0.60	0.63	105,759

Note 1: Sales volume excluded materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	Change in prices of major products and raw materials in the 2022 first quarter

Unit: RMB/ton

Product	The average price in the 2022 first quarter	The average price in the 2021 first quarter	Year – on year Change	Compare with the 4th quarter of 2021
Diesel	6,834	4,584	49.06%	7.19%
Gasoline	8,503	6,681	27.28%	9.19%
Jet Fuel	5,085	3,136	62.12%	17.64%
Ethylene	—	—	—	—
PX	6,984	4,877	43.18%	21.52%
Benzene	6,778	4,634	46.26%	4.61%
Ethylene Glycol	4,642	4,678	-0.78%	-0.01%
Ethylene Oxide	6,569	6,572	-0.05%	-8.66%
PE	9,264	8,562	8.19%	-0.15%
PP	8,269	8,881	-6.89%	-1.81%
Polyester chips	6,450	5,118	26.01%	7.72%
Acrylics	16,908	15,203	11.21%	-1.39%

Raw material	The average processing cost in the 2022 first quarter	The average processing cost in the 2021 first quarter	Year – on year Change	Compare with the 4th quarter of 2021
Crude oil	4,240	2,720	55.90%	13.94%

III.	Miscellaneous

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 11 April 2022

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